SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

12 July 2017

Prudential appoints new Non-Executive Director

Prudential plc ("Prudential") announces the appointment of Thomas Watjen as non-executive director.  Mr Watjen joined the Board and became a member of the Remuneration Committee with effect from 11 July 2017.

Mr Watjen has extensive leadership experience in US and international life insurance.  He spent over 20 years at US-based life insurer Unum Group and its predecessor Provident Companies Inc., serving as President and Chief Executive Officer for 12 years and as Non-Executive Chairman.  Mr Watjen is currently non-executive director of SunTrust Banks, Inc.

Paul Manduca, Chairman of Prudential, said: "I am delighted that Tom Watjen is joining the Board.  He has a distinguished career and brings with him a deep expertise of US and international life insurance."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Raghu Hariharan	+44 (0)20 7548 2871
Jonathan Miller	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590

Notes to Editors:

About Thomas Watjen
Thomas Ros Watjen started his career at Aetna Life and Casualty before joining Conning & Company, an investment and asset management provider, where he became Partner in the capital markets and venture capital division.  Mr Watjen joined Morgan Stanley in 1987 as a Managing Director in its insurance practice and in 1994 he was appointed Executive Vice President and Chief Financial Officer of Provident Companies Inc.  A key architect of Provident's merger with Unum in 1999, Mr Watjen was appointed President and Chief Executive Officer of the renamed Unum Group in 2003, a role he held for 12 years before becoming Non-Executive Chairman until his retirement in May 2017.  Mr Watjen is a non-executive director of SunTrust Banks, Inc.  He studied Economics at Virginia Military Institute and received an MBA from Darden School of Business at the University of Virginia.  Age 62.

Shareholding
Mr Watjen holds no interest in any shares of Prudential under the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

Length of service
Non-executive directors are usually appointed for an initial three-year term, commencing with their election by shareholders at the first Annual General Meeting following their appointment. They are typically expected to serve for two three-year terms from their initial election by shareholders, although the Board may invite them to serve for an additional period.

Remuneration
Non-executive directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate.

Mr Watjen's annual fee at appointment will consist of a basic fee of £97,000 plus an additional fee of £27,500 for his committee role.

Regulatory disclosures
Mr Watjen is considered to be independent from appointment for the purposes of the UK Corporate Governance Code and under the Hong Kong Listing Rules.

Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

About Prudential plc
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups, serving around 24 million insurance customers, and has £599 billion of assets under management (as at 31 December 2016). Prudential plc is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 July 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Alan Porter

Alan Porter
Group General Counsel and Company Secretary